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                                                                    EXHIBIT 99.2

ITEM 3 -- "LEGAL PROCEEDINGS" EXCERPTED FROM THE COMPANY'S FORM 10Q DATED JUNE 30, 2000.

        DISPUTE WITH THE CONTRIN GROUP

        Approximately 2% (measured in TEUs) of the Company's fleet of managed containers is owned by members of the Contrin Group. The Company is in a dispute with Contrin over funds that Contrin claims to have remitted to Cronos for the purchase of containers. Contrin claims that in 1994 it transmitted $2.6 million to Cronos for the purchase of containers. The Company did not receive these funds and believes that the funds were diverted to an account controlled by Mr. Palatin, and that this was known or should have been known by Contrin. The Company also believes that the bank that received the funds, Barclays Bank, PLC ("Barclays"), is at fault.

        On September 9, 1999, Contrin's Luxembourg counsel advised the Company that Contrin would institute proceedings for the recovery of the $2.6 million against Cronos, together with accrued interest. On August 8, 2000, Contrin, through its affiliate, Contrin Worldwide Container Leasing GmbH, filed an action in the Luxembourg District Court against the Company, seeking recovery of $2.6 million, together with interest and costs. The Company intends to contest Contrin's claims, but is unable to predict the outcome of the dispute.

        To preserve its rights of indemnity in the face of Contrin's claims, on June 1, 2000, the Company filed a protective claim in the High Court of Justice, London, England, against Mr. Palatin and his wife. By its claim, the Company seeks to establish that the Palatins are liable to the Company for any liability which the Company may have to Contrin arising out of the 1994 transfers. The Company is currently in the process of effecting service of the claim on the Palatins, who are residents of Austria. Now that Contrin has instituted its action in Luxembourg, the Company intends to prosecute vigorously its claims of indemnity against the Palatins.

        On July 13, 2000, the Company also filed a protective claim against Barclays in the High Court of Justice, London, England. By its claim, the Company seeks a declaration that Barclays is liable to the Company for $2.6 million, plus interest and costs, arising out of Contrin's 1994 transfers to an account with Barclays in the name of Ms. Palatin. By an agreement entered into with Barclays, dated June 30, 2000, the Company agreed to stay the prosecution of its claim against Barclays, and to prosecute the claim only if and when proceedings relating to the matter are instituted by Contrin against the Company. Barclays in turn undertook to search for and preserve documents which appear to be material to the potential claim by Contrin against the Company. Now that Contrin has instituted proceedings in Luxembourg, the Company intends to prosecute vigorously its claims of indemnity against Barclays.

        COLLECTION OF PALATIN NOTES

        In October 1999, the Company brought an action against Mr. Palatin, in the Supreme Court of the State of New York, for payment of the remaining balances due under two promissory notes, both dated July 14, 1997 (the "Palatin Notes"), by and between a subsidiary of the Company, as payee ("Payee"), and Mr. Palatin, as payor. The original principal amount of the Palatin Notes was $9.6 million. Mr. Palatin made no payments under the Palatin Notes, which were due on October 31 and December 31, 1997, respectively. The amounts due under the Palatin Notes were reduced by $5.3 million as a result of the sale, on or about June 21, 1999, of 1,463,636 shares of Common Stock of the Company by certain of the Company's lenders (the indebtedness of the Company to the lenders was reduced by a like amount). The shares had been acquired by the banks by pledge from the Company to secure, in part, indebtedness owed by the Company to the banks. As a result of the sale of the shares, Mr. Palatin owed the Company, at the time the Company filed its complaint in New York Supreme Court, $6.2 million in principal under the Palatin Notes.

        Mr. Palatin did not respond to the Company's lawsuit, and on February 8, 2000, the Supreme Court of the State of New York entered its default judgment against Mr. Palatin in the amount of $6.6 million.

        The Payee currently is pursuing execution of the judgment against Mr. Palatin's beneficial ownership of the Common Shares of the Company. According to filings made with the SEC by the shareholder of Klamath Enterprises S.A. ("Klamath"), Mr. Palatin is the beneficial owner of the 1,793,798 outstanding shares of Common


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Stock of the Company owned of record by Klamath (the "Klamath Shares"). On
February 28, 2000, the Payee obtained a preliminary injunction order from the Superior Court of the Commonwealth of Massachusetts, Norfolk County, against Mr. Palatin and against the Company's transfer agent, EquiServe Limited Partnership, preliminarily enjoining them from selling, transferring, assigning, or otherwise encumbering, disposing of, or diminishing the value of the Klamath Shares. On or about June 28, 2000, the Payee filed a second amended complaint with the court, seeking to add, as a party defendant, Klamath. Payee has scheduled a hearing, for October 17, 2000, on its motion seeking a preliminary injunction enjoining Klamath, as record owner of the Klamath Shares, from selling, encumbering, or disposing of such Shares, and enjoining Klamath from attending meetings of shareholders of the Company or voting its common shares on matters put to the shareholders of the Company. Payee is currently attempting to effect service on Klamath upon its agent resident in Switzerland.

        The Company is also pursuing an attachment order in the Swiss courts against the individual the Company believes is the record owner of the outstanding shares of Klamath, precluding him from transferring the shares of Klamath or the Common Shares of the Company owned by Klamath.

        The objective of the Company is to satisfy the judgment obtained by the Payee against Mr. Palatin by a transfer of the common shares beneficially owned in the Company by Mr. Palatin to the Payee or by a liquidation of the shares in an amount sufficient to fully discharge the judgment. The Company is unable to predict whether it will succeed in achieving this objective.

        THE SEC'S NOVEMBER 15, 1999 CEASE-AND-DESIST ORDER

        As the Company has previously reported, on November 15, 1999, the Company consented to the entry by the SEC of an administrative cease-and-desist order (the "Order"). Without admitting or denying the findings made by the SEC in the Order, the Company agreed to cease and desist from committing or causing any future violation of certain antifraud, reporting, record keeping, and internal control provisions of the Federal securities laws. The SEC's investigation of the Company began in February 1997 and was triggered by the actions of Mr. Palatin. Cronos' Board removed Mr. Palatin as CEO in May 1998 and, in July 1998, Mr. Palatin resigned from the Board. While Mr. Palatin is no longer an officer or director of the Company, he continues to control approximately 20% of the outstanding common shares of the Company.

        The SEC made certain findings by its Order. The Company neither admitted nor denied the findings made by the SEC. The SEC found that Cronos, under the domination and control of Mr. Palatin, misrepresented, through affirmative misstatements and omissions in its public statements and filings with the SEC, transactions it had with Mr. Palatin for the period from December 1995 through 1997, including:

        That Mr. Palatin had intercepted payments between Cronos and one of its major customers (which Mr. Palatin also controlled);

        That Cronos paid Mr. Palatin several million dollars in 1994 before Cronos first sold its shares of Common Stock to the public;

        That Mr. Palatin had sold shares in Cronos' initial public offering through another entity that he controlled;

        That Cronos paid additional monies to Mr. Palatin shortly after the 1995 offering;

        That Mr. Palatin did not own certain collateral that he pledged to secure loans he owed to Cronos; and

        That Cronos systematically fired or demoted employees and directors who challenged or questioned Mr. Palatin's transactions or the disclosures of the Company related thereto.

        While the Order did not impose any fine or penalty against Cronos, the Company is unable to predict what impact, if any, it will have on its future business or whether it will lead to future litigation involving Cronos. Under the Order, the Company has designated an agent for service of process with respect to any proceeding instituted by the SEC to enforce the Order or with respect to any future investigation of the Company by the SEC. In addition, the entry of the Order precludes the Company and persons acting on its behalf from relying upon certain protections


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accorded to forward-looking statements by the Securities Act of 1933 and the
Securities Exchange Act of 1934 until November 14, 2002.

        THE SEC'S PROCEEDINGS AGAINST MESSRS. PALATIN, WEISSENBERGER, AND FRIEDBERG

        On August 8, 2000, the SEC filed a civil injunctive action against Mr. Palatin in the United States District Court for the District of Columbia. The SEC alleges in its complaint many of the same facts it found in its Cease-and-Desist Order entered against the Company, described above. The SEC seeks an order permanently enjoining Mr. Palatin from violating the antifraud, reporting, books and records, and other provisions of the Federal securities laws, and permanently barring him from serving as an officer or director of a public company. The Company is not named as a defendant in the SEC's injunctive action against Mr. Palatin.

        Separately, the SEC, on August 8, 2000, instituted administrative cease-and-desist proceedings against Rudolf J. Weissenberger, a former director, chairman, and chief executive officer of the Company, and Dr. Friedberg. Mr. Weissenberger served as a director (and later Chairman) of the Company from February 1997 through March 1999, and as Chief Executive Officer of the Company from May 1998 until December 1998. According to a form he has filed with the SEC, Mr. Weissenberger holds, directly or indirectly, shares of Common Stock of the Company representing approximately 6.3% of the Company's outstanding Common Stock. Dr. Friedberg served as a director of the Company from January 1997 through March 1999.

        Without admitting or denying the SEC's findings, Mr. Weissenberger consented to an order compelling him to cease-and-desist from causing violations, or any future violations, of the reporting provisions of the Federal securities laws. The Commission found that Mr. Weissenberger was a cause of the Company's violations of the reporting provisions of the Federal securities laws in its 1996 Annual Report on Form 20-F. Dr. Friedberg, without admitting or denying the Commission's findings, consented to an order compelling him to cease-and-desist from causing violations, or any future violations, of the antifraud and reporting provisions of the Federal securities laws. The SEC found that Dr. Friedberg was a cause of the Company's violations of the antifraud and reporting provisions of the Federal securities laws in its 1996 Annual Report on Form 20-F and its Forms 6-K filed with the SEC in 1997.

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